Exhibit 99.1

ASX/Media Release

Immutep Announces Publication of Abstracts at ESMO Congress 2023

•	New updated data from TACTI-002, including more mature Overall Survival data, will be presented during the Mini Oral session on Saturday, October 21st, at 9:05 CEST

•	Immutep to host webcast to discuss ESMO 2023 clinical data on Monday, October 23rd, at 8AM AEDT (Sunday, October 22nd, at 5PM ET)

SYDNEY, AUSTRALIA – 16 October 2023 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, today announces the publication of abstracts with data from the TACTI-002 and INSIGHT-003 trials in 1st line non-small cell lung cancer (1L NSCLC) at the 2023 European Society for Medical Oncology (ESMO) Congress.

TACTI-002 is a Phase II trial evaluating the chemotherapy-free combination of eftilagimod alpha (“efti”) and KEYTRUDA® (pembrolizumab), MSD’s (Merck & Co., Rahway, NJ, USA) anti-PD-1 therapy, in 1L NSCLC. The TACTI-002 abstract published by ESMO, which contains data based on a cut-off date of 31 March 2023, showed an excellent initial survival benefit across an all-comer PD-L1 patient population in 1L NSCLC as well as for patients in each PD-L1 Tumour Proportion Score (TPS) subgroup, including 38.8 months in TPS >50%, 23.4 months in TPS 1-49%, and 25.0 months in TPS >1% (the OS result in TPS >1%, a key area of focus for future development where efti has FDA Fast Track designation, was already reported on May 17, 2023).

Notably, new updated data from TACTI-002, including more mature Overall Survival (OS) results, will be presented by Dr. Enric Carcereny, Catalan Institute of Oncology, Badalona (ICO), during a Mini Oral session (#1312MO) at ESMO Congress 2023 on Saturday, October 21, 2023, at 9:05 AM CEST.

INSIGHT-003 is an investigator-initiated Phase I trial conducted by the Frankfurt Institute of Clinical Cancer Research IKF evaluating efti in conjunction with KEYTRUDA® and doublet chemotherapy in non-squamous 1L NSCLC patients. The data in the INSIGHT-003 abstract, with a cut-off date of 18 April 2023, showed a promising 67% overall response rate. Additionally, a Trials in Progress (TiP) abstract on the EFTISARC-NEO trial evaluating efti in combination with radiotherapy and KEYTRUDA® titled has been published.

Abstracts are available on the ESMO website, and the mini oral presentation & posters will be available on Immutep’s website following their presentation.

Presentation Details:

Title: Combining the antigen-presenting cell activator eftilagimod alpha (soluble LAG-3) and pembrolizumab: overall survival data from the 1st line non-small cell lung carcinoma (NSCLC) cohort of TACTI-002 (Phase II)

•	Presenter: Dr. Enric Carcereny, Catalan Institute of Oncology, Badalona (ICO)

•	Date and Time: Saturday, October 21, 2023; 9:10 AM CEST

•	Mini Oral session – NSCLC, metastatic

•	Presentation # 1312MO

Title: INSIGHT-003 evaluating feasibility of eftilagimod alpha (soluble LAG-3) combined with 1st line chemo-immunotherapy in metastatic non-small cell lung cancer (NSCLC) adenocarcinomas

•	Speaker: Dr. Akin Atmaca, Krankenhaus Nordwest (IKF)

•	Date: Monday, October 23, 2023

•	Poster presentation, # 1042P

Title: Pembrolizumab in combination with eftilagimod alpha and radiotherapy in neoadjuvant treatment of patients with soft tissue sarcomas – EFTISARC-NEO trial

•	Speaker: Dr. Katarzyna Kozak, Maria Skłodowska-Curie National Research Institute of Oncology

•	Date: Monday, October 23, 2023

•	Poster presentation, # 1987TiP

Conference Call and Webcast:

Immutep will host a conference call and webcast to discuss the clinical data presented at ESMO 2023 and provide an overview on future clinical development plans for efti in 1st line non-small cell lung cancer. The event will feature Immutep CEO Marc Voigt, CSO Dr Frederic Triebel, CMO Dr Florian Vogl, and Christian Mueller, Senior Vice President Strategic Development. An open question & answer session with all presenters will conclude the event. A replay of the webcast will be available under the Events section of Immutep’s website.

•	Date/Time: Monday, October 23rd, at 8AM AEDT (Sunday, October 22nd, at 5PM ET)

•	Register: Link to register here.

•	Questions: Investors are invited to submit questions in advance via immutep@citadelmagnus.com.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

About Eftilagimod Alpha (Efti)

Efti is Immutep’s proprietary soluble LAG-3 protein and MHC Class II agonist that stimulates both innate and adaptive immunity for the treatment of cancer. As a first-in-class antigen presenting cell (APC) activator, efti binds to MHC (major histocompatibility complex) Class II molecules on APC leading to activation and proliferation of CD8+ cytotoxic T cells, CD4+ helper T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules like IFN-ƴ and CXCL10 that further boost the immune system’s ability to fight cancer.

Efti is under evaluation for a variety of solid tumours including non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), and metastatic breast cancer. Its favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy. Efti has received Fast Track Designation in 1st line HNSCC and in 1st line NSCLC from the United States Food and Drug Administration (FDA).

About Immutep

Immutep is a clinical-stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Investors/Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 33, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889